================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ---------------------

                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                             ---------------------

                                 MAXSERV, INC.
                           (Name of Subject Company)

                                  ON BEHALF OF

                                 MAXSERV, INC.
                                       BY
                    SPECIAL COMMITTEE OF BOARD OF DIRECTORS
                       (Name of Person Filing Statement)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                   005779171
                     (CUSIP Number of Class of Securities)

                             ---------------------

                                NEIL A. JOHNSON
                             SENIOR VICE PRESIDENT
                                 MAXSERV, INC.
                             8317 CROSS PARK DRIVE
                              AUSTIN, TEXAS 78754
                                 (512) 834-8341
                 (Name, address and telephone number of person
                authorized to receive notice and communications
                   on behalf of the person filing statement)

                                    COPY TO:

                              NATHANIEL P. TURNER
                          CHAIRMAN, SPECIAL COMMITTEE
                               15303 DALLAS PKWY
                                SUITE 960 LB-63
                                DALLAS, TX 75248

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ITEM 1. SECURITY AND SUBJECT COMPANY.

     The name of the subject company is MaxServ, Inc., a Delaware corporation ("MaxServ" or the "Company"). The address of the principal executive offices of MaxServ is 8317 Cross Park Drive, Austin, Texas 78754. The title of the class of equity securities to which this Statement relates is MaxServ's common stock, par value $0.01 per share (the "Common Stock").

ITEM 2. TENDER OFFER OF THE BIDDER.

     This Statement relates to a proposed tender offer that Max Acquisition Delaware, Inc., a Delaware corporation ("MAD") and a wholly owned subsidiary of Sears, Roebuck & Co., a New York corporation ("Sears"), and Sears have publicly disclosed in a Tender Offer Statement on Schedule 14D-1, dated February 4, 1997, as amended (the "Schedule 14D-1"), to purchase shares of Common Stock upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 4, 1997 (the "Offer to Purchase") and the Letter of Transmittal (the "Letter of Transmittal" and together with the Offer to Purchase, the "Sears Offer"). The Schedule 14D-1 states that the principal executive offices of Sears and MAD are located at 3333 Beverly Road, Hoffman Estates, IL 60179.

ITEM 3. IDENTITY AND BACKGROUND.

     (a) This statement is being filed on behalf of MaxServ by the Special Committee of Directors of MaxServ ("Special Committee") pursuant to resolutions adopted by all the directors of MaxServ as of December 5, 1996 and February 13, 1997. Copies of such resolutions are filed as Exhibits 19 and 20 hereto and incorporated herein by reference. The Special Committee is comprised of Messrs. Nathaniel P. Turner, Chairman, Stephen J. Keane and Patrick A. Rivelli, each of whom is a director of MaxServ not designated by Sears. The address of the Special Committee is 15303 Dallas Parkway, Suite 960 LB-63, Dallas, Texas 75248. The name and business address of MaxServ are set forth in Item 1 above.

     (b) Reference is made to the information contained under the captions "Executive Compensation" and "Certain Relationships and Related Transactions" in the Company's Proxy Statement for the Annual Meeting of Stockholders held on October 25, 1996 that was mailed to stockholders under cover of letter dated September 16, 1996 regarding certain contracts, agreements, arrangements and understandings and certain potential conflicts of interest between MaxServ and its affiliates and (i) its executive officers, directors and affiliates and (ii) Sears, its executive officers, directors and affiliates. The relevant sections thereof are filed as Exhibit 1 hereto and are incorporated herein by reference and the information contained therein is supplemented and updated by Annex A hereto, which is incorporated herein by reference. Except as described in
Exhibit 1, in Annex A hereto or elsewhere in this Statement, to the knowledge of the Company, as of the date hereof, there are no material contracts, agreements, arrangements or understandings or any actual or potential conflicts of interest, between MaxServ or its affiliates and (i) its executive officers, directors (including the members of the Special Committee) or affiliates or (ii) Sears, its executive officers, directors or affiliates.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

  (a) and (b)

     AS MORE FULLY DESCRIBED BELOW, THE SPECIAL COMMITTEE HAS UNANIMOUSLY RECOMMENDED THAT MAXSERV SHAREHOLDERS REJECT THE SEARS OFFER AND NOT TENDER THEIR SHARES OF COMMON STOCK PURSUANT TO THE SEARS OFFER.

     BASED ON THE NUMBER OF SHARES OF COMMON STOCK OUTSTANDING ON FEBRUARY 17, 1997, IF NO MORE THAN 71,093 SHARES ARE PURCHASED PURSUANT TO THE SEARS OFFER, THE SPECIAL COMMITTEE BELIEVES THAT, WHILE THE MATTER IS NOT FREE FROM DOUBT UNDER ILLINOIS LAW, SEARS SHOULD NOT BE ABLE TO EFFECT THE SECOND STEP SQUEEZE-OUT MERGER AT $7.00 PER SHARE CONTEMPLATED BY THE OFFER TO PURCHASE. This is so because Sears is contractually obligated not to increase its ownership of
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MaxServ's outstanding voting securities above 64.93% (Sears currently owns
64.28%) without the approval of a majority of the MaxServ directors who are not affiliated with Sears; provided that the foregoing limitation does not apply if Sears or certain of its affiliates makes a tender offer for all shares of Common Stock not owned by them. The Special Committee believes that the tender offer exception is not available in the absence of a tender offer that is accepted by a sufficient number of MaxServ shareholders to enable Sears to surpass the 64.93% threshold. ACCORDINGLY, IF ANY SHAREHOLDER HAS ALREADY DEPOSITED SHARES PURSUANT TO THE SEARS OFFER, THE SPECIAL COMMITTEE URGES EACH SUCH SHAREHOLDER TO CONSIDER WITHDRAWING ITS SHARES.

     THE SPECIAL COMMITTEE ALSO URGES EACH MAXSERV SHAREHOLDER TO CONSULT WITH ITS INVESTMENT ADVISOR CONCERNING POSSIBLE ALTERNATIVES TO THE SEARS OFFER FOR THE OPTIMIZATION OF SUCH SHAREHOLDER'S INVESTMENT IN MAXSERV, INCLUDING A SALE IN THE OPEN MARKET PRIOR TO THE EXPIRATION OF THE SEARS OFFER OR A DISSENT FROM THE SECOND STAGE SQUEEZE-OUT MERGER AND PARTICIPATION IN AN APPRAISAL PROCEEDING UNDER DELAWARE LAW IN THE EVENT THAT SUCH MERGER IS EFFECTED. The closing sales price of MaxServ Common Stock reported on the Nasdaq SmallCap Market on February 14, 1997 was $7 7/16 per share, as compared with a closing sales price of $4 7/8 per share on December 4, 1996, the last full trading day before Sears announced its interest in acquiring the Public Shares. THERE CAN BE NO ASSURANCE THAT THE TRADING PRICE OF THE COMMON STOCK WILL NOT RETURN TO ITS PRE-DECEMBER 5, 1996 LEVEL IF SEARS WITHDRAWS THE SEARS OFFER OR OTHERWISE ABANDONS ITS INTEREST IN ACQUIRING THE PUBLIC SHARES. SHAREHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR THE COMMON STOCK. See Annex B for an outline of appraisal remedies available under Delaware law, and the relevant statutory provisions relating thereto, that was provided by the Special Committee's Delaware counsel. Shareholders should note that the perfection of appraisal remedies under Delaware law requires precise compliance with a number of steps and that the costs of such a proceeding must be borne by the shareholders seeking appraisal of their shares unless and until the Delaware Chancery Court determines that such costs shall be otherwise assessed. In an appraisal proceeding, the Delaware Chancery Court will determine the fair value of the shares of Common Stock with respect to which appraisal rights have been perfected. SUCH FAIR VALUE AS DETERMINED BY THE DELAWARE CHANCERY COURT MAY BE MORE OR LESS THAN THE $7.00 PER SHARE OF COMMON STOCK OFFERED IN THE SEARS OFFER.

BACKGROUND.

  Relationship with Sears

     In 1993, Sears acquired a 45.3% equity interest in the Company through a direct purchase of shares of Common Stock from the Company. As part of the consideration for the purchase, Sears entered into a seven-year service agreement with the Company.

     In December 1994, Sears became the majority stockholder of the Company through its purchase of additional shares of Common Stock from the Company. As part of the consideration for the purchase, Sears transferred its teleparts call operation to the Company and entered into a ten-year parts service agreement with the Company. Pursuant to the agreement for such purchase, which is governed by Illinois law (the "1994 Agreement"), Sears and certain of its affiliates are effectively prevented from acquiring, without the prior approval of a majority of the Company's directors who are not affiliated with Sears, additional shares of Common Stock if as a result of such acquisition they would own more than 64.93% of the Common Stock, except that Sears and such affiliates may acquire additional shares without regard to such limitation if a tender offer is made by Sears or any of such affiliates to acquire all outstanding Common Stock not already owned by them. The 1994 Agreement also provides that the Company shall take reasonable steps not inconsistent with applicable law or the fiduciary duties of its directors to cause three nominees of Sears to be included in its slate of nominees at all meetings of stockholders for the election of directors. Pursuant to such agreement, three designees of Sears have served and continue to serve on the Company's Board of Directors.

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     Sears currently owns 7,033,333 shares, representing 64.28% of the
10,941,167 shares of Common Stock outstanding as of February 17, 1997. Sears is also the Company's largest customer, with services provided to Sears accounting for over 90% of the Company's revenues for fiscal 1996. Sears personnel work closely with employees of the Company, and Sears typically has representatives on site at the Company's facilities. The three Sears designees serving on the Company's eight-person Board of Directors pursuant to the 1994 Agreement are Daniel A. Mihalovich, Vice President/GM, Product Services of Sears, Thomas D. Overton, Vice President, Strategy and Business Development, Home Services of Sears and Stephanie S. Springs, Senior Systems Director, Information Systems of Sears. As discussed more fully below, Sears has recently filled a vacancy on the Board with a fourth designee.

  Development of New Systems Technology

     Background

     MaxServ is the leading provider of information services for household products, delivering diagnostic assistance and support to consumers and professional technicians involved with the installation, repair, care and operation of a full range of appliances, personal computers, electronic and other equipment. MaxServ also provides telemarketing services for replacement parts and accessories covering all major brand home products, as well as service order reservations and logistical support for its customers. From its Austin, Texas headquarters, MaxServ conducts its operations from four service centers in Alabama, Arizona and Texas.

     Traditionally the home product repair market has been comprised of service organizations that repaired hard goods in the home, particularly appliances, lawn and garden equipment and electronic products. This market definition has now broadened to include lifestyle services such as house cleaning, lawn and landscape care, remodeling, and pest control, creating a vastly expanding home services market. Improved product quality, changing lifestyles, population aging, slowed population growth, increased product complexity, the growing trend toward "smart homes" and other factors are increasing the home services market potential. Adding complexity to these trends are the increasing demands and expectations of home consumers for higher quality services.

     In early 1995, members of management commenced reassessing the Company's long-term goals in response to these emerging market dynamics. In late 1995, building on existing technology, clients and services and industry knowledge, management developed its vision for a leadership role in this changing service environment. The key to this new leadership role is the development of a new systems technology, internally known as "MaxServNet."

     Historically the Company has developed its own call-center applications and leveraged its expertise through the development of customized application software for sale to third parties. Most recently, the growth of this software development and sales activity has decreased as the Company concentrated its resources to support new business activity with Sears and the development of MaxServNet. If the Company is not acquired by Sears, management intends to revive the software development business to take advantage of the architectural concepts developed in MaxServNet and to leverage its competency in this area. Management believes that the profit margins and revenue growth rates for software development are in excess of its current core teleservices business activities with Sears.

  MaxServNet

     As conceived, MaxServNet will be a systems and network technology that will facilitate, centralize and standardize the capture, exchange, retrieval and sharing of information among consumers, retailers, service repair companies, manufacturers, distributors and warranty insurers. As the focal point for tracking, warehousing and disseminating information, MaxServNet is conceived to incorporate and integrate telephonic and electronic capabilities to provide a single source interactive solution center capable of resolving various service issues and managing the various activities and processes involved in the successful delivery of home services.

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     Supporting MaxServNet is the nation's largest proprietary database and library (in paper and microfiche form) of technical, operating and parts information for home appliance products. The database and library consist of both Sears and MaxServ owned data. The library for non-Sears brand products is owned by MaxServ and is available for use by Sears at no cost. The Sears data and library, excluding customer and certain other data owned by Sears (the "Excluded Data"), is available for MaxServ's use and may be shared with others, provided that MaxServ pays Sears a 3 1/2% revenue-based royalty fee for its use. The Company does not believe that its inability to access the Excluded Data will adversely affect its future prospects in any material respect. It is planned that the consumer as well as other industry participants will, for a fee, have access to the information contained in the database and libraries, other than the Excluded Data, through phone conversations with MaxServ personnel and through various electronic access options that are included in the MaxServNet design.

     When fully implemented, consumers could use MaxServNet to:

          (1) Place a service request

          (2) Obtain information regarding the status of a repair

          (3) Receive operating instructions or information

          (4) Receive help in the diagnosis of a problem

          (5) Place orders for parts

          (6) Receive consultation on repair costs vs. replacement

     When fully implemented, service providers could use MaxServNet to:

          (1) Receive help in problem identification

          (2) Receive technical advice on the repair

          (3) Obtain technical literature and parts information

          (4) Schedule service calls

          (5) Identify and locate hard-to-find parts

          (6) Place orders for parts

     From April 1996 through August 1996, the Company engaged in the research and design of MaxServNet. During such period from four to 20 personnel, including newly hired programmers and analysts, were assigned to the project. In June 1996, the Company retained a consultant to assist with its strategic plan which principally related to MaxServNet.

     At the September 5, 1996 meeting of the Board of Directors, the Company's strategic planning team, which consists of several employees of the Company and the consultant retained to assist in the strategic planning process, presented a conceptual overview of MaxServNet, including a status report on the MaxServNet plan and a slide presentation outlining the conceptual overview and the possible uses of MaxServNet by customers in various industries.

     In late September 1996, the Company validated its architectural concept by incorporating components of its recently developed systems services software into an application systems prototype. Tests of this prototype identified no technical barriers to the use and implementation of the architectural design and systems services components. The Company continued to add development personnel and stepped up its development of a systems services platform. The systems services platform consists of various tools, objects, reusable system capabilities and development aids intended to speed up the development process of MaxServNet. The Company also began to upgrade its communications hardware and to acquire hardware for its development and testing laboratory.

     The initial applications developed on this system services platform are scheduled to be completed in May 1997. The initial implementation will replace approximately 35% of the Company's existing systems

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(consumer and PC client care) and add a new servicer management system.
Additional applications on this platform, including electronic commerce capabilities, are scheduled for development and deployment during fiscal 1998.

     Approximately $2.0 million has been invested or committed in this project to date, including personnel, hardware and software, and another $3.0 million is anticipated to be invested during the remainder of the fiscal year ending May 31, 1997. Approximately 50 personnel are presently involved in the project, which personnel are expected to remain involved through the duration of the project. Investment in the project for fiscal 1998 is expected to be between $3.0 and $4.0 million. Amounts invested or committed are inclusive of estimated implementation costs to deploy MaxServNet throughout the Company. While the Company is aware of no technical barriers to the successful completion and implementation of MaxServNet, there can be no assurance that the Company will not in the future encounter delays or cost overruns in the development and deployment of the new system.

The Sears Offer

     On October 14, 1996, approximately five weeks after the presentation of the MaxServNet concept to the Company's Board of Directors, Mr. Lowell Peters and Mr. John Pigott, officers of Sears, met with Mr. Charles Bayless, President, Chief Executive Officer and a director of the Company. According to Mr. Bayless, the Sears officers stated that Sears was considering several alternatives for its future relationship with the Company. The first three alternatives assumed the Company remained public and were: (1) for Sears to curtail or eliminate the amount of new services that Sears would request the Company to provide; (2) for Sears to continue using the Company for systems development but develop its own network support using the Company's software; and (3) for the Company to continue to develop for Sears both system software and network support. The fourth alternative assumed that Sears would acquire all of the outstanding shares of Common Stock of the Company it did not then own (the "Public Shares"). According to Mr. Bayless, Sears indicated it preferred taking the Company private because it desired to have development of any new proprietary communications and servicer network taking place within a wholly owned company so as not to make such network available to potential competitors.

     Messrs. Bayless, Peters and Pigott met again on November 13, 1996. According to Mr. Bayless, Sears offered him an attractive compensation package if he would remain as Chief Executive Officer of the Company in the event Sears acquired the Public Shares, and Sears solicited Mr. Bayless' views on retention proposals for the rest of management and key employees if Sears were to take the Company private. According to Mr. Bayless, he informed the Sears officers that he would consider the compensation package and that he believed that the retention of certain individuals was essential to the success of the Company. According to Mr. Bayless, he also informed the Sears officers that he would support Sears' acquisition of the Public Shares if a price for the Public Shares could be agreed upon. According to Mr. Bayless, Mr. Pigott and Mr. Bayless also discussed the procedures Sears might follow if it were to seek to acquire the Public Shares, and Mr. Pigott stated that Sears' next step would be to initiate discussions with Sunwestern Investment Group and its affiliates (collectively "Sunwestern"), an 11.7% stockholder of the Company, to assess its level of interest in selling its shares, as Sears did not then wish to initiate a transaction to acquire the Public Shares without the support of Sunwestern.

     On December 3, 1996, Messrs. Peters and Pigott met with Mr. James F. Leary and Mr. Patrick A. Rivelli, representatives of certain Sunwestern affiliates. Messrs. Leary and Rivelli were both directors of the Company at that time (Mr. Leary later resigned as a director on December 20, 1996), but the parties had agreed in advance of the meeting that Messrs. Leary and Rivelli would be attending in their capacities as representatives of Sunwestern. At this meeting, the Sears officers presented to Messrs. Leary and Rivelli the same alternatives purportedly presented to Mr. Bayless at the October 14, 1996 meeting and indicated that while Sears was prepared to pay a premium for the Public Shares over the then market price, Sears was not prepared to pay a price per Public Share in the "double digits." Messrs. Leary and Rivelli indicated that Sunwestern would consider selling its shares if the price offered was acceptable.

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     On December 4, 1996, the Board of Directors of the Company received the following letter from Sears:

     Gentlemen:

          Sears, Roebuck & Co. ("Sears"), through a wholly-owned subsidiary, is interested in pursuing a transaction in which Sears would acquire all outstanding shares of common stock (the "Shares") of MaxServ, Inc. ("MaxServ") that Sears does not currently own, as well as all outstanding warrants to acquire common stock of MaxServ (the "Warrants").

          In light of the presence of designees of Sears on the Board of Directors of MaxServ, Sears requests that you appoint a committee of the MaxServ Board of Directors (the "Special Committee") with which Sears can commence negotiations for such an acquisition. Once the Special Committee is appointed, Sears anticipates working with the Special Committee to establish a mutually acceptable price for the Shares and Warrants, and other essential terms.

          Once you have notified us that you have appointed the Special Committee, we would like to immediately proceed with negotiations. We look forward to working with the Special Committee to accomplish a successful transaction for the shareholders of MaxServ.

                                        Sincerely,

                                        SEARS, ROEBUCK AND CO.

                                        by:     /s/ JANE J. THOMPSON
                                          ---------------------------------
                                                  Jane J. Thompson
                                              President, Home Services

     Pursuant to a unanimous written consent of directors effective as of December 5, 1996, the Special Committee was formed and authorized "to consider and evaluate the fairness of (i) a proposal anticipated to be received from Sears, pursuant to which Sears would acquire all outstanding shares of common stock of the Company that Sears does not currently own, and (ii) any third-party bids; to negotiate any proposal received from Sears or any third-party bidder with a view towards obtaining the best available transaction for minority stockholders; to evaluate and negotiate, if appropriate, arrangements related to the foregoing (including transitional arrangements); to take any other necessary or appropriate action, including 'shop the company'; and to recommend to this
Board of Directors a response to any final proposal or bid . . . ."

     On December 8 and 9, 1996, the Special Committee held an organizational meeting in Dallas, Texas during which it considered a number of preliminary issues, including the election of Mr. Turner as Chairman and interviewed prospective financial and legal advisors. Following completion of the process, the Special Committee selected special legal counsel and Broadview Associates LLC as its financial advisor ("Broadview"), subject to the negotiation of a satisfactory fee arrangement. The Special Committee selected Broadview based on its expertise in the area of mergers and acquisitions in the information technology sector, including professional services, telecommunications, call centers, computer hardware and software, and information services. On December 20, 1996, the Special Committee formally retained Broadview to act as financial advisor to the Special Committee. A press release announcing this appointment was released later that date.

     On December 18, 1996, Messrs. Peters and Pigott met with the Special Committee in Dallas at which time Sears provided the Special Committee with an overview of the reasons Sears wanted to proceed with an acquisition of the Public Shares. The presentation outlined the alternatives previously reviewed with Messrs. Bayless, Leary and Rivelli, and why Sears desired to take the Company private. The Special Committee asked Messrs. Peters and Pigott whether Sears would consider launching a tender offer for the Public Shares without Special Committee support if the parties could not agree on a negotiated acquisition. Mr. Pigott explained that Sears preferred to work with the Special Committee to reach an agreed-upon value of the Shares. The Special Committee inquired as to whether Sears would consider selling any portion of the Shares already owned by Sears given its threat to do so in a recently filed Schedule 13D. Mr. Pigott stated that Sears was not considering and did not intend to sell any portion of its Shares, but that if the going private transaction could not be effected, Sears would be forced to rethink its future business relationship with

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MaxServ including the possibility of selling all or part of its interest in
MaxServ and reducing its business relationship with MaxServ. The Special Committee also asked Messrs. Peters and Pigott (i) whether Sears would consider a non-cash offer, and (ii) whether Sears would consider an agreement to delay commencing a tender offer until the earlier of January 30, 1997 or two weeks after a proposal on price was presented by Sears to the Special Committee. Mr. Pigott stated that Sears would not consider a non-cash offer and that he did not think Sears would agree to such a standstill, but that he would discuss the proposal with Sears' officers and counsel. The Special Committee had learned from management that Sears had commissioned an independent consultant to review all of Sears' teleservices operations, both internally and externally, with focus on outbound sales services operations. Since the consultant could recommend consolidation, spin-out and a possible subsequent public offering by Sears of its outbound call-center operations, the Special Committee also asked if Sears would consider a provision that would provide the MaxServ shareholders an opportunity to participate in any additional proceeds from a subsequent sale of the Company by Sears in the two years following the closing of a purchase of the Public Shares; this proposal was rejected. On December 24, 1996, Mr. Pigott advised Mr. Turner that Sears also would not agree to the proposed standstill.

     On December 20, 1996, representatives of Broadview and the Chairman of the Special Committee met with MaxServ's senior management at the Company's headquarters, one of its largest operating facilities, to review the business activities and financial performance of the Company. At this meeting, MaxServ's management demonstrated the existing teleservice operations and the capabilities of the Company's proprietary call management and technical service software technology. Management then provided an overview of the ongoing technology developments relating to MaxServNet. After an extensive review of the current business and prospective customers and new service offerings, management then provided Broadview with a forecast for the fiscal year ending May 31, 1997 and financial assumptions for Broadview to derive financial projections for fiscal years 1998-2002, including a long-term view of the expected business derived from both Sears and other third-party customers. MaxServ management thereafter reviewed and confirmed the financial projections that were derived from its financial assumptions (the "Projections"). The Projections were not prepared with a view to public disclosure or compliance with published guidelines of the Securities and Exchange Commission or the American Institute of Certified Public Accountants for prospective financial information. While management believes that the assumptions used in preparing the Projections are reasonable, the Company's actual results may differ, and may differ materially, from the Projections. The Projections assume that revenues from Sears grow at an average annual compound rate of approximately 25% and that revenues from third parties grow at an average annual compound rate of approximately 85%. The assumed growth rate for revenues from Sears is consistent with the historical growth rate that the Company has experienced with Sears. The growth rate for revenues from third parties is significantly higher than the Company's historical experience based primarily on management's strategic plan for the deployment of MaxServNet. In preparing its own projections concerning the Company, Sears assumed an average annual growth rate in the Company's revenues from Sears of approximately 5% and an average annual growth rate in the Company's revenues from third parties of approximately 19%. The Projections are set forth on page 27 of Sears' Offer to Purchase. The Special Committee notes that Sears incorrectly states that projected operating income for the fiscal year ending May 31, 2001 in the table of the Projections set forth on page 27 of the Offer to Purchase is $29.547 million. The correct number is $23.547 million.

     On January 4, 1997, the Special Committee met telephonically with its financial and legal advisors to review MaxServ's short- and long-term business plans, technology assets and development projects, historical and projected financial performance, and the current market for the Common Stock. Broadview advised the Special Committee of the current strategic and financial environment in which MaxServ operates and the enterprise values and valuation trends related to comparable companies in the high growth teleservices industry.

     Broadview reviewed the Projections, the potential financial impact of management's estimates regarding the development and implementation of MaxServNet, and the development of additional Sears business, third-party business, and the corresponding earnings potential. Broadview reviewed the potential valuation implications of the Projections relative to a range of comparable public teleservice companies. Broadview chose similar public teleservice companies based on both financial parameters and comparable business activities. Broadview then reviewed an analysis of the revenue multiples of acquisitions of comparable

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teleservice companies. Broadview completed a discounted cash flow analysis based on the Projections which included various sensitivity analyses. Broadview also evaluated the trading price of MaxServ's Common Stock relative to premiums paid for both minority and majority interests of companies both within the information technology industry and outside of the information technology industry from January 1992 to the present. Broadview also presented a comprehensive analysis of the trading price characteristics of MaxServ's Common Stock.

     Broadview then discussed the significant level of preliminary indications of interest expressed by independent third-party providers of telephone-based services in acquiring all or part of the shareholdings of MaxServ at prices above MaxServ's then current share-price range. All of these expressions of interest were contingent upon Sears' support for such a transaction. It was also noted by Broadview that the historic share-price performance of MaxServ had lagged significantly behind other comparable public teleservice companies since Sears took control of the business. Broadview noted, among other things, that as MaxServ's revenue from third-party customers (non-Sears business) increased, operations could reasonably be expected to generate higher margins and therefore should begin to realize a share price valuation similar to that which comparable public teleservice companies currently enjoy. In summary, Broadview concluded that the realizable range of value of MaxServ, if sold immediately as a complete entity with Sears' support or if left to run as an independent entity for one to three years, could well be in excess of $10.00 per share. Broadview then indicated that the current value of the Public Shares merits an appropriate discount from this level due to the ownership concentration by Sears, the dependency on Sears for more than 90% of MaxServ's current business activity, and the limited number of alternatives available to the Public Shareholders to maximize the value of their shares since Sears has publicly announced that it has no intention of selling its interest in the Company.

     On January 8, 1997, the members of the Special Committee, their legal counsel and representatives of Broadview met in Dallas, Texas to discuss, among other things, Broadview's valuation analysis of MaxServ and to prepare for the forthcoming meeting with representatives of Sears.

     On January 9, 1997, the Special Committee, representatives of Broadview, counsel to the Special Committee, officers of Sears and counsel to Sears met to discuss the possible purchase price that might be paid by Sears for the Public Shares. At the meeting, officers of Sears proposed a range of $6.50 to $6.75 per Public Share. The Special Committee informed the Sears officers that such a price range was not acceptable. Mr. Piggott stated that Sears had major plans to exploit the MaxServ capability and that Sears did not feel that the MaxServ shareholders "deserved" the benefits of the planned exploitation. Broadview presented its view regarding the value of MaxServ as a stand-alone entity, in a sale of the entire enterprise, and specifically, in a sale of the minority portion of the Company to Sears or another entity. Broadview presented its view that with Sears' cooperation, the range of value for the entire business, either under a complete sale or left to run as an independent entity, was higher than $10.00 per share and could be "in the teens." Broadview then indicated that the corresponding range of future values for the Public Shares today should be discounted because of ownership and customer concentration conditions but that such present value was still in excess of the $6.50-$6.75 per share range Sears was proposing. Broadview suggested that an adequate price for the Public Shares would be one that compensated the shareholders for the projected economic value they would be giving up in a sale to Sears. In view of the high level of preliminary indications of interest in MaxServ expressed to Broadview by other potential acquirers, Broadview also questioned whether Sears was adequately valuing MaxServ's future earnings potential. The Sears officers and the Special Committee decided that another meeting should be held to evaluate the data supporting their respective views on values.

     On January 14, 1997, representatives of Sears and Broadview met and exchanged views and data on Sears' and the Special Committee's respective valuation analyses and assumptions. The discussion focused primarily on Broadview's public comparables, transaction comparables, discounted cash flow analysis and management's revenue projections for the Company as compared to Sears' more conservative projections for the Company. Broadview noted Sears' unwillingness to discuss alternatives to the acquisition by Sears of the Public Shares. Broadview observed that Sears' projections for the Company assumed only modest revenue growth from services provided to Sears and slightly higher growth from third party business. In addition, Broadview stated that Sears' depressed financial projections for MaxServ were not reviewed by MaxServ's management and did not on their face seem to justify or explain Sears' desire to own 100% of the Company.

     The Special Committee scheduled a meeting with Sears in Chicago for January 16, 1997. Due to inclement weather, the meeting was cancelled and in lieu thereof, a conference call was held in which the members of the Special Committee, officers of Sears and counsel and financial advisors to each of the Special Committee and Sears participated. During the call, representatives of Merrill Lynch & Co. ("Merrill Lynch"), Sears' financial advisor, and representatives of Broadview expressed disagreement on each other's methods and assumptions used in valuing the Company and the Public Shares. The Merrill Lynch representative stated that Sears already owned control of MaxServ and viewed a 33-38% premium over the trading price of the Common Stock on December 4, 1996 as adequate for a "typical minority squeeze out." Broadview took exception to Merrill Lynch's valuation and agreed to follow up in separate conversations with the Merrill Lynch representative. In addition, the Special Committee and representatives of Sears expressed differing views on the future prospects of the Company. The Special Committee was of the view that Sears' assumptions concerning future revenue growth and third party customer growth did not adequately reflect the potential impact that the deployment of MaxServNet could reasonably be expected to have on the Company.

     On January 17, 1997, Mr. Pigott and Mr. Turner spoke and reviewed the current positions of Sears and the Special Committee as to the appropriate price for the Public Shares by Sears. Mr. Pigott also requested a meeting with management of the Company to discuss the basis for the Projections. Mr. Turner stated that a transaction could be structured at $10.00 per share but not at $8.00 per share and that he did not believe further discussions regarding the Projections would be productive in resolving the difference between Sears' valuation and the Special Committee's valuation of the Company since these valuations had already been exhaustively discussed without any indication of meaningful flexibility on the part of either party. Mr. Pigott then requested that Sears be permitted to speak with MaxServ management under the condition that the Projections would not be discussed. Soon thereafter, Mr. Turner called Mr. Pigott back and agreed that representatives of Sears could meet with management of the Company under the foregoing conditions.

     On January 18, 1997, Mr. Peters and Mr. Bayless had a telephone conversation during which Mr. Peters inquired as to the effect that the Sears proposal was having on employees and management of the Company. He voiced disappointment that the acquisition was not going well and stated that he felt that the two sides were too far apart to make near term progress. He stated that he remained hopeful, however, that Sears' acquisition of the Public Shares could be concluded quickly.

     On January 20, 1997, Mr. Turner left a voicemail message for Mr. Pigott stating that unless Sears was willing to discuss a price for the Public Shares within the Special Committee's range, there was no purpose in having the previously agreed January 23 meeting. Mr. Pigott contacted Mr. Turner and expressed Sears' view that the meeting on January 23 should still be held, but that Sears' range had not changed and did not overlap the Special Committee's. Mr. Turner advised Mr. Pigott that he would speak with the Special Committee and respond as to whether they believed the meeting should be held. The Special Committee then directed Broadview to contact Merrill Lynch in an effort to determine whether the respective financial advisors for the Special Committee and Sears could further the negotiations.

     On January 21, 1997, Broadview and Merrill Lynch spoke telephonically to discuss in further detail the supporting viewpoints on the respective valuations of the Public Shares. During this call, the Merrill Lynch representative again indicated that this situation was a "typical minority squeeze-out" and that the share price merited for the Public Shareholders was appropriately determined by a 30%-40% premium paid over the historic share-price range. Broadview stated its disagreement with this approach and suggested an $8 to $10 share price range represented a significant discount for Sears compared to the value for the entire enterprise. Both parties then agreed that the negotiations were proving constructive and merited further telephonic discussions to attempt to reach agreement on a mutually acceptable price for the Public Shares. At the conclusion of the call, Broadview suggested that if Merrill Lynch could convince Sears to raise its proposal to $8.00 per share, Broadview would recommend to the Special Committee that it accept such an offer. Broadview had not received the Special Committee's approval to accept an $8.00 per share offer and told Merrill Lynch that it was initiating this price proposal on its own initiative, and there was no assurance such an approval would be forthcoming.

     On January 23, 1997, a representative of Merrill Lynch advised representatives of Broadview that Sears was prepared to offer $7.00 per share to acquire the shares of MaxServ not owned by it. This information was conveyed to Mr. Turner by Broadview. Mr. Turner discussed the proposed offer with the other members of the Special Committee, and the Special Committee concluded, based upon its familiarity with MaxServ, the view of Broadview on the inadequacy of the proposal and other relevant factors, that Sears' $7.00 proposed offer was inadequate. Broadview promptly communicated the Special Committee's conclusion to Merrill Lynch. Prior to February 17, 1997, the Special Committee had not received a signed opinion from Broadview as to the adequacy or inadequacy of the Sears offer.

     On January 27, 1997, Sears filed with the Securities and Exchange Commission an amendment to its Statement on Schedule 13D in which it reported the withdrawal of its proposed offer. In its amended Schedule 13D, Sears stated, among other things, that it was evaluating its business relationship with the Company and that it did not desire to develop new proprietary customer communications programs within an entity it does not wholly own.

     On January 28, 1997, Mr. Turner telephoned Mr. Pigott and emphasized that a transaction in the $8.00 to $9.00 range would be supported by the Special Committee. Later on the same day, the members of the Special Committee, their legal counsel and representatives of Broadview met by telephone and discussed Sears' withdrawal of its $7.00 proposed offer and the propriety of a press release. Based upon prior discussions with representatives of Broadview and other factors, the Special Committee was prepared to request that MaxServ issue a press release confirming that Sears' recently withdrawn $7.00 offer for the Public Shares was inadequate. The participants in the meeting then discussed and revised a form of press release. A revised copy of the press release was transmitted to Sears for its review and comment. Sears communicated several suggested revisions to counsel for the Special Committee.

     On January 29, 1997, the members of the Special Committee, their legal counsel and representatives of Broadview again discussed the propriety of a press release. The Special Committee unanimously approved the issuance of the following press release in response to Sears' amended Schedule 13D.

         SPECIAL COMMITTEE OF MAXSERV, INC. REJECTS SEARS' $7.00 OFFER
                  AS INADEQUATE; REMAINS WILLING TO NEGOTIATE

          Dallas, Texas, Jan 29 -- The Special Committee of the Board of Directors of MaxServ, Inc. (Nasdaq Small Cap: MXSV) believes that a public response to the recent Schedule 13D amendment by Sears, Roebuck and Co., indicating Sears' withdrawal of a proposal to offer $7.00 per share for the shares of MaxServ it does not currently own, is appropriate.

          The Special Committee, established at the request of Sears to negotiate a transaction with Sears at a mutually acceptable price, unanimously rejected Sears' proposal to offer $7.00 per share as "inadequate." This decision was made after deliberations with the Special Committee's financial advisor, Broadview Associates, and its legal counsel and was predicated upon the Special Committee's assessment of the long-term strategic value of MaxServ, the current values represented by comparable public teleservice companies, comparable transactions involving teleservice businesses, and a discounted cash flow analysis of MaxServ management's long-term financial forecasts. The Special Committee noted, among other unique assets, MaxServ's new generation of proprietary call taking software which is well along in development.

          Prior to the filing of the amended Schedule 13D, Sears was advised that a proposal in the range of $8.00 to $10.00 per share would be supported by the Special Committee. Subsequent to Sears' recent filing, the Special Committee further narrowed its range of acceptable values to between $8.00 and $9.00 per share.

          Based upon preliminary inquiries received by Broadview, the Special Committee believes that the sale of 100% of MaxServ to a third party in a transaction voluntarily supported by Sears might command a significantly higher valuation. Sears has repeatedly indicated, however, that it has no interest in selling its interest in MaxServ, although it reserved the right to do so in its amended Schedule 13D.

          The Special Committee is committed to working with Sears to maximize MaxServ's shareholders' value either as an independent public company, in an acquisition by Sears, or in an acquisition by a third party with Sears' support.

     Management of the Company and the Chairman of the Special Committee received several inquiries from stockholders and the investment community concerning the "new proprietary customer communication programs" referred to in Sears' amended Schedule 13D and the "new generation of proprietary call taking software" referred to in the Company's press release. Management of the Company considered issuing a press release concerning the status of MaxServNet and circulated drafts of a proposed press release to the directors of the Company. Through letters and telephone calls from Sears' designated directors and Sears' counsel between January 31 through February 4, 1997, Sears strenuously objected to the issuance of any such press release. On February 3, 1997 the Sears' designees on the MaxServ Board of Directors sent the President of MaxServ the following letter:

                                                           February 3, 1997
     Mr. Charles F. Bayless
     MaxServ, Inc.
     8317 Cross Park Drive
     Suite 350
     Austin, Texas 78754

          Re: Proposed Press Release Regarding MaxNet

     Dear Rick:

          As designees of Sears, Roebuck and Co. ("Sears") on the Board of Directors (the "Board") of MaxServ, Inc. (the "Company"), we are responding to the memorandum of Neil Johnson to the Board distributed on January 31, 1997 that requests comments on the draft press announcement of the future release of the Company's "next generation" communication system, MaxNet.

          We understand that Kim Ramsey of Akin, Gump, Strauss, Hauer & Feld, L.L.P., counsel to the Company, advised our counsel that the Company and the Special Committee of the Board believe it necessary to issue a press release in response to inquiries they have received as a result of the Special Committee's statement in its January 29th press release that the Company's new generation of proprietary call taking software "is well along in development."

          We believe issuing a press release is highly inappropriate at this time given the lack of adequate and careful consideration of MaxNet by, as well as insufficient information provided to, the full Board. We have also been advised by counsel that such release is not required by law. Before we could consider a public announcement regarding MaxNet, we believe you and your team need to fully inform all of the directors regarding the strategy and financial implications of MaxNet.

          In addition, as you know, Sears stated in its Amendment to
     Schedule 13D filed with the Securities and Exchange Commission on January 27, 1997, that Sears does not desire to develop new proprietary customer communications programs, such as MaxNet, with an entity it does not wholly own. We have serious concerns that the content of the proposed press release is misleading and fails to clearly state Sears position as the customer responsible for over 90% of the Company's revenues and the owner of over 64% of the common stock of the Company.

          Finally, we question the timing of the release and are concerned based on its tone and its timing that it may be designed to have a manipulative impact on the price of the common stock. In light of the press release issued by the Special Committee on January 29, 1997 with respect to the pendency of negotiations with Sears regarding a proposed transaction, we have been advised by counsel that such timing raises serious concerns under the federal securities laws.

          For the above reasons we strongly urge you not to issue the proposed release, and assume that the proposed release will not be issued before we otherwise hear from you.

     Very truly yours,

     /s/ DANIEL A. MIHALOVICH
     Daniel A. Mihalovich

     /s/ THOMAS DAVID OVERTON III
     Thomas David Overton III

     /s/ STEPHANIE SPRINGS
     Stephanie Springs

     The Special Committee notes that the Sears designated directors were in attendance at the September 5, 1996 Board meeting at which MaxServNet was discussed, that Sears' Vice President of Information Services and Sears' Corporate Executive Vice President of Planning received a special presentation from management on September 4, 1996 featuring the MaxServNet technology, and that Sears has full-time resident employees on site at the Company's facilities.

     On February 4, 1997, without any prior notice to the Company or the Special Committee and while continuing to object to any press release concerning MaxServNet, Sears commenced its unsolicited tender offer to acquire all outstanding Public Shares at $7.00 per share. In its Offer to Purchase, Sears indicated its intention following consummation of the Offer to cause MAD and the Company to consummate a merger of MAD into the Company and cash out each Public Share not tendered pursuant to the Sears Offer for an amount in cash equal to the highest price per share paid in the Sears Offer. In its Offer to Purchase, Sears also disclosed that on February 3, 1997, an officer of Sears received a letter from Advanced Telemarketing Corporation ("ATC") dated January 29, 1997, expressing ATC's desire for a meeting with Sears to discuss ATC's interest in acquiring the Company, and that Sears sent a letter to ATC declining such a meeting.

     On Tuesday, February 4, 1997, the Special Committee, counsel to the Special Committee, counsel to the Company, representatives of Broadview, Mr. Bayless and Mr. Neil A. Johnson, the Chief Financial Officer of the Company, convened a teleconference to discuss the response of the Company and a majority of the directors to the Sears Offer. The members of the Special Committee and Mr. Bayless, constituting a majority of the Board, discussed generally the Sears Offer and concluded that the Company should take appropriate steps to represent the interests of the holders of the Public Shares in the context of the Sears Offer. Accordingly, the four directors agreed that Mr. Bayless, as President of the Company, should call a special meeting of the Board at the request of two of the independent directors for 5:00 p.m. Wednesday, February 5, 1997. At the meeting, resolutions to the following effect would be proposed:

          1. That James F. Leary, a principal of Sunwestern, be appointed to fill the vacancy on the Board created by his resignation in December 1996.

          2. That the Company's Bylaws be amended to regulate actions by written consent, including:

             (a) a requirement that a stockholder request in writing that the MaxServ Board establish a record date for the taking of action by stockholders by written consent in lieu of a meeting, and allow the MaxServe Board up to 10 days to establish such a record date, which record date may be up to 10 days after the date on which the record date is established; and

             (b) a provision that no action by written consent without a meeting shall be effective until such date as independent inspectors certify to the Company that the consents delivered to the Company represent at least the minimum number of votes necessary to take the corporate action.

          3. That a new committee of the Board comprised of Messrs. Turner, Keane, Rivelli, Leary and Bayless be established and that such committee have plenary power and authority to take any and all action in connection with all matters relating to Sears' Offer to Purchase, including the consideration and approval, if appropriate, of defensive measures (including the specific authority to consider and approve, if appropriate, the declaration of a dividend distribution of rights, entitling the holder, in certain instances, to receive, upon exercise, common stock of the Company, of a value to be determined by such committee).

     At 5:00 p.m. on February 5, Mr. Bayless, all other directors and counsel to Sears held a teleconference. The Sears designated directors inquired as to the proper calling of the meeting and Mr. Bayless informed them that he had not received timely written notice from the two directors for the calling of the meeting as required by the Company's Bylaws. The Sears designated directors then objected to the calling of the meeting and suggested that the meeting be rescheduled. During the teleconference, Mr. Bayless sent to all directors by telecopy a draft of the resolutions that he and the Special Committee had previously decided would be presented at the meeting. Mr. Bayless then left the teleconference, informed Company counsel that the meeting had not been properly called, rejoined the meeting and announced that another meeting would be called and noticed for Friday, February 7, 1997.

     On Thursday, February 6, 1997, the Company received from Sears, as the majority stockholder of the Company, a written consent in lieu of a meeting of the stockholders. The written consent filled the vacancy on the Board with Steven M. Cook, an officer of Sears, and amended the Company's Bylaws to provide that the Bylaws may not be further amended without the consent of all directors. On February 6, Sears also filed an amendment to its Schedule 14D-1 in which it stated that these actions were taken in order to prevent the Company's Board from adopting the resolutions that the Special Committee was planning to propose. As a result of Sears' action, the Board is now comprised of four designees of Sears, three independent directors and Mr. Bayless, who is an officer of the Company.

     On February 6, 1997, counsel for the Company, at the request of the Special Committee, telephoned counsel to Sears to inquire whether the Sears designated directors would agree to delegating the Company's preparation of the Schedule 14D-9 and the Company's recommendation with respect to the Sears Offer to the Special Committee. Counsel to Sears later telephoned counsel to the Company and informed her that Sears would agree to such delegation provided Sears had the opportunity to review the 14D-9 for one business day prior to the filing of the
Schedule 14D-9 and to give comments to the Special Committee (which the Special Committee would not be required to accept). Counsel to the Company relayed Sears' position to the Special Committee and all parties agreed that the meeting of the Board scheduled for Friday, February 7 should be canceled while the Special Committee considered Sears' response.

     On February 8, 1997, the Special Committee and its legal counsel met telephonically to discuss, among other things, Sears' position with respect to the Schedule 14D-9, and to evaluate an apparent overture from a representative of Sears to the President of MaxServ that the Special Committee should initiate discussions with Sears regarding a possible increase in the tender offer price. The Special Committee unanimously authorized its special counsel to contact Sears' counsel and negotiate the terms of Sears' review of the Schedule 14D-9. In addition, the Special Committee's legal counsel was authorized to advise Sears' counsel that it was prepared to discuss endorsing a tender offer at a price of $8.00 and an unspecified fraction.

     Early in the day on February 10, 1997, counsel to the Special Committee informed counsel to Sears of the Special Committee's willingness to discuss the endorsement of a tender offer at a price of $8.00 and an unspecified fraction for the Public Shares. Sears' counsel agreed to pass this information along to his client. In addition, such counsel agreed, in principle, on the terms of the expansion of the Special Committee's authority to include preparing a Schedule 14D-9 on behalf of the Company in response to the Sears' Offer, subject to the right of the Sears' designees on the MaxServ Board to review and consult with the Special Committee concerning the Schedule 14D-9 prior to its filing with the Securities and Exchange Commission. Later on the same day, counsel for Sears advised counsel for the Special Committee that while Sears was prepared to meet and discuss the tender offer price for the Public Shares with the Special Committee, Sears was not prepared to consider increasing the tender offer price to the $8.00 level. Counsel for the Special Committee confirmed that he would pass this information along to the Chairman of the Special Committee, and he did so. During conversations on February 11, 1997, counsel for the Special Committee informed counsel for Sears that a majority of the members of the Special Committee had been contacted and had concluded that Sears appeared willing only to negotiate within its own range and that a resumption of face-to-face negotiations would not be productive.

     On February 13, 1997, during a telephonic meeting of the Board of Directors of the Company, the Board of Directors unanimously delegated the Company's preparation, execution and filing of the Schedule 14D-9 with respect to the Sears Offer to the Special Committee and further provided that the Sears designated directors would be afforded an opportunity to review the Schedule 14D-9 prior to its filing but that the Special Committee would have no obligation to accept any comments received from such directors. During such meeting, the Board also unanimously approved a resolution to advance expenses incurred by any director in defending litigation relating to Sears' efforts to take the Company private upon receipt of an undertaking by such director to repay such amount if it is ultimately determined that such director is not entitled to indemnification by the Company.

     The Special Committee also proposed the following resolutions which were approved by all directors except the Sears' designees. At the request of the Sears' designees, the Board unanimously approved the Special Committee's presentation of the suggestion embodied in the following resolutions directly to Sears if it desired to do so.

          WHEREAS, the Special Committee of the Board of Directors ("Special Committee") of MaxServ, Inc. ("MaxServ" or the "Company") and Sears, Roebuck and Co. ("Sears"), the Company's majority stockholder, have failed to reach agreement with respect to the terms and conditions of the acquisition of the outstanding minority shares of the Company; and

          WHEREAS, Sears has opted in light of the foregoing to initiate a tender offer for any or all of such outstanding shares not owned by it at a cash price that has been deemed by the Special Committee to be inadequate; and

          WHEREAS, the Special Committee, in accordance with its charge from the Board of Directors and its fiduciary duty to the minority stockholders of the Company, desires to request the Board of Directors of the Company to take such actions as may be available to it under the circumstances to promote to the extent possible the entire fairness of any ensuing acquisition of the outstanding shares of the Company by Sears;

          NOW, THEREFORE, in order to make an appraisal action under sec. 262 of the Delaware General Corporation Law entirely fair to the shareholders of MaxServ (other than Sears), the Board of Directors of the Company, at the request of the Special Committee, does hereby resolve as follows:

          1. If, in connection with a merger of MaxServ and Sears, Roebuck and Co., or of MaxServ and any Sears affiliate or subsidiary (the "Merger"), any MaxServ shareholder has or MaxServ shareholders have perfected appraisal rights pursuant to 8 Del. C. sec. 262 with respect to the Merger, and an appraisal petition is thereafter filed by or on behalf of any such shareholder(s) in the Delaware Court of Chancery (the "Appraisal Action"), then, in such event, MaxServ hereby consents on behalf of itself and its successors to an award against it of all reasonable expenses (including reasonable attorneys' and experts' fees and disbursements) incurred in the prosecution of the Appraisal Action (the "Expenses"); provided, however, that such Expenses shall not exceed $500,000.00, and further provided that the Delaware Court of Chancery shall be the exclusive forum for the resolution of any dispute relating to the reasonableness of such Expenses.

          2. The consent to the award of the Expenses set forth in paragraph 1 shall not apply if the Appraisal Action (including appeals) results in a final appraisal valuation of less than $7.01 per share, excluding interest and costs.

          3. The consent to the award of the Expenses set forth in paragraph 1 shall be null and void and of no further legal effect in the event that the Special Committee of MaxServ shall have approved the Merger and recommended it to the shareholders of MaxServ, or shall otherwise unanimously resolve to revoke such consent prior to the filing of the Appraisal Action.

          4. In voting for the adoption of the foregoing resolutions, the members of the Board of Directors of the Company who have been designated as such by Sears (the "Sears Directors") do not take the position that Sears' current tender offer and proposed second step merger at $7.00 per share is inadequate or unfair to the minority shareholders of the Company. The Sears Directors believe that the $7.00 price is fair but desire to ensure that the Delaware statutory appraisal provisions provide a viable and fair remedy to minority shareholders of the Company who are dissatisfied with that price.

     Following the foregoing telephonic Board meeting, Mr. Matthew T. Myren, a Senior Counsel on Sears' legal staff, sent the following letter to legal counsel to the Special Committee.

                               February 13, 1997

     Mr. Edgar J. Marston, III
     Bracewell & Patterson, L.L.P.
     Pennzoil Place -- South Tower
     711 Louisiana Street, Suite 2900
     Houston, Texas 77002-2781

     Dear Edgar:

          In light of the adoption this afternoon of the authorizing resolutions regarding Schedule 14D-9 (the "Schedule") to be prepared in response to the tender offer (the "Offer") and Schedule 14D-1 of Sears, Roebuck and Co. ("Sears"), and in an effort to minimize the need to consult at great length over the holiday weekend, I have been asked to provide you in advance an outline of the issues the Sears-designated directors believe will need to be addressed in Special Committee's filing of the Schedule.

          As to substantive matters, we believe that the following matters should be expressly addressed by the Special Committee in its draft of the Schedule:

          1. The Special Committee's Repeated Unwillingness to Meet with Sears. In light of Sears expression, through counsel and officers of Sears, of a desire to meet on the basis that Sears, although it believes it is paying a fair price, could find value in a transaction approved by the Special Committee and would increase its offer in such a context, the unwillingness of the Special Committee to meet appears to be a breach of the Special Committee's duties of care and loyalty. In specific, the Special Committee's response, through counsel, that it is unwilling to meet with Sears unless Sears is prepared to pay a price in excess of $8.00 per share can only be consistent with the Special Committee's fiduciary duties if the Special Committee has been advised by its financial advisor that any price less than $8.00 per share would not be fair, from a financial point of view, to the Company's stockholders. If this is the case, the Special Committee is required by Item 4(b) to set forth such opinion in the Schedule.

          2. Alternatives Available to Stockholders. If the Special Committee recommends that stockholders not sell their shares and instead exercise appraisal rights, the full reasons therefor should be set forth. In particular, any efforts to draw analogies between the instant case and the most recent Technicolor decision (which you highlighted to Mr. Gerstein as a supposed reason for the Special Committee's reluctance to recommend the Offer) should carefully explain the factual distinctions between that case and the present situation.

          3. The Intentions of Mr. Rivelli with Respect to the Offer. Pursuant to Item 6, the Schedule will need to disclose the intentions of Mr. Rivelli with respect to the shares of MaxServ, Inc. (the "Company") owned by the Sunwestern entities. In specific, as Mr. Rivelli has previously reflected beneficial ownership of 1,029,800 shares in the Company's Proxy Statement for the 1996 annual meeting, he is required by Item 6(b) of the Schedule to disclose whether he will tender his shares in the Offer. Under Item 8, in order that such statement of intentions not be misleading, if Mr. Rivelli expresses an intention of Sunwestern not to sell its shares at $7.00 in the Offer, we assume he will include a reconciliation of this intent with Sunwestern's disposition of approximately 131,000 shares in 1996 at a weighted average price of approximately $3.67, and with sales of 17,500 shares as recently as late September 1996 at an average price of $5.09. Those most recent sales followed the public disclosures by the Company of the concept system in its 1996 annual report and Form 10-KSB.

          4. Fairness versus Inadequacy. The Special Committee and its financial advisor continue to carefully refer to the Sears offer as "inadequate." While the Special Committee may wrongfully view this as an appropriate posture for negotiations, it is not an appropriate basis for the Special Committee recommending against tendering in the Offer. The concept of inadequacy is appropriate to circumstances in which the Board believes it has better offers to pursue or may choose to remain public. Neither alternative is available in the current circumstances. As a consequence, any recommendation by the Special Committee must rest on the "fairness" of the Offer, for it would be materially misleading for the Special Committee to recommend against the Offer on the basis of the "inadequacy" opinion of its financial advisor when such an opinion presumes options not available or does not address the ultimate fairness question with respect to Sears offer. In this context Broadview Associates, Inc. may be breaching fiduciary and other duties to the Board if it provides an inadequacy opinion without giving full context to such a statement by opining on the fairness of the Offer. See In re Daisy Systems Corporation, 97 F. 3d. 1171 (9th Cir. 1996).

          Separately, and as a procedural matter, we would appreciate contact information over the holiday weekend for counsel to the Special Committee so that the opportunity to comment and consult may be fully realized.

          We look forward to the Special Committee's draft and your call regarding arrangements for commenting upon it.

                                        Very truly yours,

                                        /s/ MATTHEW MYREN
                                        -----------------
                                        Matthew Myren
                                        Senior Counsel

     The Special Committee does not believe that Mr. Myren's letter requires a point by point response except to the extent necessary to clarify Mr. Rivelli's position with respect to the Sears Offer. Mr. Rivelli was not a general partner in, and did not otherwise have authority over, the Sunwestern fund that sold the shares of Common Stock referenced in numbered paragraph 3 of Mr. Myren's letter. He exercises voting control over 1,029,800 shares of Common Stock and is committed not to tender such shares in the Sears Offer at $7.00 per share. Finally, the Special Committee is convinced that its behavior conforms to the standards discussed by Chancellor William T. Allen of the Delaware Court of Chancery in an address to the American Bar Association in 1990. In these remarks, Chancellor Allen noted:

          The factor that distinguishes those circumstances in which the decision of a committee of outside directors has been accorded respect and those in which its decision has not, is not mysterious. The court's own implicit evaluation of the integrity of the special committee's process marks that process as deserving respect or condemns it to be ignored. When a special committee's process is perceived as reflecting a good faith, informed attempt to approximate aggressive, arm's-length bargaining, it will be accorded substantial importance by the court. When, on the other hand, it appears as artifice, ruse or charade, or when the board unduly limits the committee or when the committee fails to correctly perceive its mission -- then one can expect that its decision will be accorded no respect.

     On February 13 and 14, 1997, the Special Committee met to consider the Sears Offer and the preparation and filing of the Schedule 14D-9. Management advised the Special Committee that there had been no material changes in the Company's business or prospects since the January 4, 1997 meeting of the Special Committee. Broadview delivered an updated analysis of the matters included in Broadview's presentation to the Special Committee on January 4, 1997. Broadview concluded that the Sears Offer was inadequate to the holders of the Public Shares from a financial point of view and delivered a draft of its written opinion to such effect to the Special Committee. The Special Committee was also advised by its legal counsel as to its fiduciary duties.

     The Sears designated directors were provided the opportunity to review the then current draft of the Schedule 14D-9 on February 14, 1997 and they provided their comments to the Special Committee on February 17, 1997 by way of the following letter from Mr. Myren to counsel for the Special Committee:

                               February 17, 1997

Mr. Edgar J. Marston, III
Bracewell & Patterson, L.L.P.
Pennzoil Place -- South Tower
711 Louisiana Street, Suite 2900
Houston, Texas 77002-2781

Dear Edgar:

     On behalf of the Sears designated directors of MaxServ, Inc. (the "Company"), I offer the following comments on the Schedule 14D-9 (the "Schedule") prepared by the Special Committee and its advisors:

          1. We are concerned stockholders are being misled by the Special Committee's recommendation not to tender and to consider withdrawing tendered shares on the basis of the Special Committee's "belief" that the planned second-step merger cannot be accomplished if no more than approximately 71,093 shares are tendered. The contractual limitation upon which the Special Committee relies in support of this belief provides by its very terms that Sears may acquire shares "without regard to the foregoing limitation if a tender offer is made" -- such a tender offer has been made. The Special Committee's interpretation is erroneous at best and appears to be in bad faith; we are particularly concerned because no reference is made to a legal opinion or other formal advice of counsel being the basis of the Special Committee's "belief".

          Moreover, we are concerned it is misleading for the Special Committee to urge action which the Special Committee professes to believe will prevent a second-step merger without prominently disclosing the likely adverse impact upon the market price for the Company's shares that would result if the Special Committee were correct and a second-step merger were thus to be prevented.

          2. We are concerned stockholders are being misled by the Special Committee's recommendation that stockholders consider not tendering, dissenting from a second-step merger, and participating in a Delaware appraisal proceeding, without prominently disclosing that stockholders who do so may well receive less than $7.00 per share in that appraisal proceeding.

          3. In its proposed letter and press release, the Special Committee states that it will "continue to negotiate with Sears . . ." As the Special Committee has refused to meet with Sears to negotiate since the Offer commenced, the statement misleads stockholders into believing the Special Committee is negotiating with Sears when it refused to do so, even after Sears indicated its was prepared to increase its offer in a negotiated transaction. The only correct characterization of the Special Committee's posture is that it will only accept a price of $8.00 or more per share, and will not otherwise negotiate with Sears.

          4. We are concerned stockholders will be misled if only a brief summary of the analysis by Broadview Associates is provided in the Schedule. As the Special Committee has had access to the projections and plans of MaxServ's management, the Special Committee is legally required to provide much greater detail to the public stockholders concerning the valuation methods used and assumptions made in Broadview's analysis. This omission is in stark contrast to Sears disclosure of the details of the analysis by Merrill Lynch in the Offer to Purchase, leaving stockholders unable to compare and evaluate these two differing opinions and determine for themselves which valuation methodologies and assumptions are more reasonable. It is precisely these differing assumptions that have led Sears and the Special Committee to reach differing conclusions as to value.

          5. We are concerned that Broadview has chosen to rely on an article about Sears Home Services in Time magazine for certain assumptions it has made about the growth in MaxServ revenues attributable to business from only one division of Home Services as opposed to the information we understand was directly supplied by Sears to Broadview and MaxServ as to such matters. We believe the Sears-supplied projections to be more accurate than extrapolations from quotations in a weekly news magazine.

          6. We continue to be concerned by the Special Committee's misleading presentation of the MaxServNet concept. Based on the information previously made available to MaxServ's Board of Directors, we believe that the Schedule exaggerates both the current status and value of the concept. In particular, we note MaxServ's projections and business plans previously presented to the Board of Directors placed little emphasis on the MaxServNet concept, either as a strategic initiative or a source of revenues. We thus remain concerned the value of MaxServNet is only "speculative" and stockholders are being misled into believing it will impact share value in an appraisal proceeding. The Schedule also fails to disclose that much of the data that MaxServ contemplates will be used in MaxServNet belongs to Sears and use of and access to this data by third parties is severely restricted in a manner which would not support the intended broad scope of the MaxServNet concept. In light of these points and other we have previously discussed, we urge you to reconsider the content of the discussion of MaxServNet in the Schedule.

     The foregoing outlines only the primary concerns of the Sears-designated directors with respect to materially misleading statements in the Schedule; it is not intended to provide an exhaustive list of objections and concerns of either the Sears-designated directors or Sears, who reserve their respective rights to assert these or any other objections in any context or forum. Moreover, we do not feel it is necessary to reiterate Sears view as to why its Offer is fair and in the best interest of MaxServ's stockholders, since its position has been clearly stated in the Offer to Purchase previously distributed to MaxServ's stockholders. Finally, we note that the individual members of the Special Committee ultimately bear full responsibility under the federal securities laws for the content of the Schedule.

     We would be glad to discuss any of the above issues with the Special Committee in more detail at its convenience.

                                            Very truly yours,

                                              /s/ MATTHEW T. MYREN
                                            -------------------------------
                                            Matthew T. Myren
                                            Senior Counsel

     The Special Committee believes that this Statement adequately addresses the matters raised in Mr. Myren's letter to the extent they merit a response. The Special Committee notes that the detailed discussion of Merrill Lynch's projections in the Offer to Purchase was required by the provisions of Rule 13e-3.

     On February 17, 1997, the Special Committee met telephonically, discussed a draft of this Schedule and Mr. Myren's letter dated February 17, 1997 and received the written opinion of Broadview that the proposed consideration of $7.00 in cash pursuant to the Sears Offer is inadequate, from a financial point of view, to the MaxServ shareholders other than Sears because it is below the range of value at which a willing seller would sell the minority shares to a willing buyer when neither is under any compulsion to buy or sell; the full text of such opinion, dated February 17, 1997, which sets forth the assumptions made, matters considered and limitations set forth by Broadview, is included as Annex C hereto and should be read in its entirety. Based on Broadview's opinion, a draft of this Statement and the other discussions the members of the Special

Committee had had and the advice they had received since the Special Committee's formation in December 1996, the members of the Special Committee unanimously determined that the Sears Offer was inadequate and not in the best interests of the Public Shareholders.

     At the foregoing meeting, the Special Committee instructed Mr. Turner to contact his counterpart at Sears and express the Special Committee's willingness to participate in another meeting. The Special Committee believes that it has negotiated in good faith in its efforts to represent the interests of the holders of the Public Shares. While the Special Committee adjusted its value expectations on several occasions as negotiations progressed, Sears has increased the top of its valuation range only one time and only in the amount of $.25. Notwithstanding the foregoing, the Special Committee is prepared to resume face-to-face negotiations with Sears since the Special Committee's position on the Sears Offer is now reflected in this Statement. While agreeing to meet with Sears, the Special Committee has not changed its perception of the fair value of the Public Shares.

RECOMMENDATIONS

     THE SPECIAL COMMITTEE UNANIMOUSLY RECOMMENDS THAT MAXSERV SHAREHOLDERS REJECT THE SEARS OFFER AND NOT TENDER THEIR SHARES OF COMMON STOCK PURSUANT TO THE SEARS OFFER.

     BASED UPON THE NUMBER OF SHARES OF COMMON STOCK OUTSTANDING AS OF FEBRUARY 17, 1997, IF NO MORE THAN 71,093 SHARES ARE PURCHASED PURSUANT TO THE SEARS OFFER, THE SPECIAL COMMITTEE BELIEVES THAT, WHILE THE MATTER IS NOT FREE FROM DOUBT UNDER ILLINOIS LAW, SEARS SHOULD NOT BE ABLE TO EFFECT THE SECOND STEP SQUEEZE-OUT MERGER AT $7.00 PER SHARE CONTEMPLATED BY THE OFFER TO PURCHASE. This is so because Sears is contractually obligated not to increase its ownership of MaxServ's outstanding voting securities above 64.93% (Sears currently owns 64.28%) without the approval of a majority of the MaxServ directors who are not affiliated with Sears; provided that the foregoing limitation does not apply if Sears or certain of its affiliates makes a tender offer for all shares of Common Stock not owned by them. The Special Committee believes that the tender offer exception is not available in the absence of a tender offer that is accepted by a sufficient number of MaxServ shareholders to enable Sears to surpass the 64.93% threshold. ACCORDINGLY, IF ANY SHAREHOLDER HAS ALREADY DEPOSITED SHARES PURSUANT TO THE SEARS OFFER, THE SPECIAL COMMITTEE URGES EACH SUCH SHAREHOLDER TO CONSIDER WITHDRAWING ITS SHARES.

     THE SPECIAL COMMITTEE ALSO URGES EACH MAXSERV SHAREHOLDER TO CONSULT WITH ITS INVESTMENT ADVISOR CONCERNING POSSIBLE ALTERNATIVES TO THE SEARS OFFER FOR THE OPTIMIZATION OF SUCH SHAREHOLDER'S INVESTMENT IN MAXSERV, INCLUDING A SALE IN THE OPEN MARKET PRIOR TO THE EXPIRATION OF THE SEARS OFFER OR A DISSENT FROM THE SECOND STAGE SQUEEZE-OUT MERGER AND PARTICIPATION IN AN APPRAISAL PROCEEDING UNDER DELAWARE LAW IN THE EVENT THAT SUCH MERGER IS EFFECTED. The closing sales price of the MaxServ Common Stock as reported on the Nasdaq SmallCap Market on February 14, 1997 was $7 7/16 per share, as compared with a closing sales price of $4 7/8 per share on December 4, 1996, the last full trading day before Sears announced its interest in acquiring the Public Shares. THERE CAN BE NO ASSURANCE THAT THE TRADING PRICE OF THE COMMON STOCK WILL NOT RETURN TO ITS PRE-DECEMBER 5, 1996 LEVEL IF SEARS WITHDRAWS THE SEARS OFFER OR OTHERWISE ABANDONS ITS INTEREST IN ACQUIRING THE PUBLIC SHARES. SHAREHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR THE COMMON STOCK. See Annex B for an outline of appraisal remedies under Delaware law, and the relevant statutory provisions relating thereto, that was provided by the Special Committee's Delaware counsel. Shareholders should note that the perfection of appraisal remedies under Delaware law requires precise compliance with a number of steps and that the costs of such a proceeding must be borne by the shareholders seeking appraisal of their shares unless and until the Delaware Chancery Court determines otherwise. In an appraisal proceeding, the Delaware Chancery Court will determine the fair value of the shares of Common Stock with respect to which appraisal rights have been perfected. SUCH FAIR VALUE AS DETERMINED BY THE DELAWARE CHANCERY COURT MAY

BE MORE OR LESS THAN THE $7.00 PER SHARE OF COMMON STOCK OFFERED IN THE SEARS OFFER.

     In addition to the factors set forth elsewhere in this Statement and considered by the Special Committee in reaching the conclusions with respect to the Sears Offer described above, the Special Committee considered a number of factors, including, but not limited to, the following:

          (1) the recognition that a sale of control of MaxServ to Sears occurred in late 1994 when the Board of Directors of MaxServ approved Sears' acquisition of more than 50% of the Company's voting stock and that as a consequence Sears has no obligation to offer its majority stock position in MaxServ for sale in order to maximize value for the holders of the Public Shares;

          (2) under the Delaware appraisal process, the holders of the Public Shares are ultimately entitled to receive the fair value of their proportionate interest in MaxServ as a going concern in a squeeze-out merger, without a discount for the fact that their aggregate interest is a minority interest (See Annex B);

          (3) the conclusion that the preliminary expressions of interest from third parties who indicated a willingness to initiate discussions with Sears that might lead to an acquisition of MaxServ at a price substantially higher than the Sears Offer are a better indication of the fair value of MaxServ as a going concern than Sears' "typical minority squeeze-out" price of $7.00, notwithstanding Sears' statement that its equity interest in MaxServ is not for sale;

          (4) the perceived competitive benefits that will inure to Sears as a result of the appropriation of the MaxServNet system to itself and the exclusion of Sears' competitors in the home service industry from access to such system and its related proprietary databases;

          (5) the perception that MaxServNet will play an important role in Sears achieving the following goals and objectives noted in a December 23, 1996 article in Time relating to Sears:

             (a) "Use . . . [Sears'] vast databases to help keep customers satisfied; for instance, through detailed service records on products after purchase;" and

             (b) "Next year, Sears' 17,000 service vans will begin offering 24-hour on call repair service for any brand of appliance whether or not Sears sold it. That way, [Sears' CEO Arthur] Martinez hopes to transform a $3 billion repair and improvement business built on Sears' customer base into at least a $10 billion one within three years."

          (6) the perception that Sears' projection of a 2% compound annual growth rate for MaxServ's revenue from Sears' business as a public company over the next three years was substantially lower than the more than 30% compound annual growth rate for the Sears' home services division as a whole over the same period implicit in the Time article referred to in paragraph (5) above;

          (7) the relative unimportance of the historical market prices for the Common Stock because of the illiquid nature of such market and the market response to the Sears Offer following its commencement;

          (8) the Special Committee's belief that the Sears Offer does not reflect the fair value of the Company based on the Special Committee's familiarity with the business, financial condition, results of operations, current business strategy, projects under development and future prospects of the Company. Specifically, the Special Committee determined that the Sears Offer failed to reflect:

             (a) the Company's leading and innovative position in the home service industry;

             (b) the planned introduction by the Company of MaxServNet into the Company's existing market as well as new markets; and

             (c) the expected revenue and earnings growth based on MaxServNet and the Company's expected resulting competitive position in such markets;

          (9) presentations by the Company's management relating to the Company's financial performance and future prospects for growth and expansion, based on its strategic plans, investments that have been made in an effort to develop MaxServNet, the expanded product lines and services offered to the Company's existing and new customers, and the conclusion of the Company's management that the proposed consideration in the Sears Offer of $7.00 in cash per share of Common Stock is inadequate; and

          (10) presentations by Broadview, financial advisor to the Special Committee, concerning the financial aspects of the Sears Offer, the Company and the home service industry, and its written opinion that, from a financial point of view and as of the date of such opinion, the proposed consideration of $7.00 in cash pursuant to the Sears Offer is inadequate to the MaxServ shareholders other than Sears because it is below the range of value at which a willing seller would sell the minority shares to a willing buyer when neither is under any compulsion to buy or sell; the full text of such opinion, dated February 17, 1997, which sets forth the assumptions made, matters considered and limitations set forth by Broadview, is included as Annex C hereto and should be read in its entirety.

     The foregoing discussion of the information and factors considered and given weight by the Special Committee is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation of the Sears Offer, the Special Committee did not find it practicable to and did not quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations. In addition, individual members of the Special Committee may have given different weight to different factors. Throughout its deliberations, the Special Committee received the advice of its legal and financial advisors.

     A copy of the letter to the Company's shareholders and the press release relating to the foregoing recommendations are filed as Exhibits 5 and 4 hereto, respectively, and are incorporated herein by reference.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     On December 20, 1996, the Special Committee formally retained Broadview as financial advisor, to assist the Special Committee in its review of the Sears' proposal as well as any other proposal, tender offer, acquisition, merger, exchange offer, joint venture, or other business combination involving the Company that may be received from Sears or from any third party. As compensation for its services, Broadview is entitled to receive $35,000 from the Company upon engagement, and is also entitled to the following additional compensation: (i) a "success" fee, upon consummation, ranging from 1 1/4% to 2 1/2% of any consideration received by the Company and/or its stockholders, (ii) should a fairness opinion be necessary, $200,000 will be due by the Company upon delivery of the fairness opinion (which $200,000 will be credited against the success fee), and (iii) reimbursement of out-of-pocket expenses, payable monthly.

     On February 18, 1997, the Special Committee retained Morrow & Co. to assist in the distribution of this Statement and any amendments thereto.

     Except as set forth above, neither the Company nor any person acting on its behalf has employed, retained or compensated any other person to make any solicitations or recommendations to shareholders on its behalf concerning the Sears Offer.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

  (a) Transactions in Securities.

     To the Company's knowledge, no transactions in the Common Stock or securities convertible into Common Stock have been effected during the past 60 days by any executive officer or director of the Company or by any beneficial owner of 5% or more of the Common Stock.

  (b) No Intent to Tender.

     To the Company's knowledge and, except as otherwise disclosed in this Statement, with the exception of Sears, no person referenced in (a) above presently intends to tender to MAD any shares of Common Stock held of record or beneficially owned by such person.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

     Except as otherwise disclosed in this Statement, no negotiations are presently being undertaken or are underway by the Company, and no transactions, agreements or negotiations have been entered into or effected, in response to the Sears Offer which relate to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving the Company, (ii) a purchase, sale or transfer of a material amount of assets by the Company, (iii) a tender offer for or other acquisition of securities by or of the Company, or
(iv) any material change in the present capitalization or dividend policy of the Company.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

     On January 31, 1997, a complaint was filed against Charles F. Bayless, President and Chief Executive Officer of the Company, Daniel A. Mihalovich, Vice President/GM, Product Services of Sears, Thomas D. Overton, Vice President, Strategy and Business Development for Home Services of Sears, Stephanie S. Springs, Senior Systems Director, Information Systems Shared Securities of Sears (the last three individuals being Sears' designees on the MaxServ Board) and Sears itself in the Court of Chancery of the State of Delaware in and for New Castle County. The action is styled Gordon v. Bayless, et al, Civil Action No. 15503. The complaint purports to be a class action on behalf of the Company's shareholders and seeks, among other things, to enjoin the proposed transaction whereby Sears has offered to acquire any and all Public Shares. Plaintiff alleges that the Sears Offer is unfair and inadequate and that defendants are violating their fiduciary duties to the Company's shareholders.

     The complaint in the foregoing action is filed as Exhibit 7 to this Statement and is incorporated by reference herein.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

        EXHIBIT
          NO.                                    DESCRIPTION
        -------                                  -----------
            1            -- Excerpts from the Company's Proxy Statement dated
                            September 16, 1996.
            2            -- Letter dated December 4, 1996 to the Board of Directors of the Company from Sears.
            3            -- Press Release dated January 29, 1997.
            4            -- Press Release dated February 18, 1997.
          **5            -- Letter to Shareholders regarding Special Committee's
                            recommendation.
          **6            -- Opinion dated February 17, 1997 of Broadview Associates.
            7            -- Complaint in Gordon v. Bayless, et. al., C.A. No. 15503
                            (Del. Ch. filed January 31, 1997).
           *8            -- Registration Rights Agreement dated as of May 20, 1993, between MaxServ, Inc. and Sears, Roebuck and Co.
           *9            -- Stock Purchase Agreement dated as of December 29, 1994, between MaxServ, Inc. and Sears, Roebuck and Co.
          *10            -- First Amendment to the Registration Rights Agreement
                            dated as of December 29, 1994, between MaxServ, Inc. and
                            Sears, Roebuck and Co.
          *11            -- Employment Agreement between Charles F. Bayless and
                            Primefax, Inc.
          *12            -- Amended Employment Agreement between Charles F. Bayless and MaxServ, Inc.
          *13            -- Employment Agreement between Thomas W. O'Brien and
                            Primefax, Inc.
          *14            -- Amended Employment Agreement between Thomas W. O'Brien
                            and MaxServ, Inc.
          *15            -- Form of Indemnification Agreement between MaxServ, Inc.
                            and Charles F. Bayless.
          *16            -- Form of Indemnification Agreement between MaxServ, Inc.
                            and Patrick A. Rivelli, Stephen J. Keane and Nathaniel P.
                            Turner.
          *17            -- Parts Service Agreement, dated as of December 29, 1994, between MaxServ, Inc. and Sears, Roebuck and Co.
                            Confidential Treatment has been granted for specific
                            portions of this document.
           18            -- Amendment Agreement (amending the Parts Service
                            Agreement) among MaxServ, Inc. and Sears, Roebuck and
                            Co., dated January 31, 1996. Confidential treatment has
                            been granted for specific portions of this document.
           19            -- Resolution adopted effective December 5, 1996 by
                            unanimous consent of the Board of Directors of the
                            Company, establishing the Special Committee.
           20            -- Resolutions adopted at the February 13, 1997 meeting of the Board of Directors of the Company, expanding the
                            authority of the Special Committee.

---------------

 * Filed in paper format under Form SE.

** Included in copy mailed to shareholders.

                                   SIGNATURE

     After due inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

                                            MAXSERV, INC.
                                            By The Special Committee of the
                                            Board of Directors

                                            By:    /s/ NATHANIEL P. TURNER
                                            ------------------------------------
                                            Name: Nathaniel P. Turner
                                            Title:   Director and Chairman of
                                                the Special Committee

                                            By:    /s/ PATRICK A. RIVELLI
                                            ------------------------------------
                                            Name: Patrick A. Rivelli
                                            Title:   Director and Member of
                                                the Special Committee

                                            By:     /s/ STEPHEN J. KEANE
                                            ------------------------------------
                                            Name: Stephen J. Keane
                                            Title:   Director and Member of
                                                the Special Committee

                                            Dated: February 18, 1997

                                    ANNEX A

     Sunwestern Investment Fund, Sunwestern Capital Ltd., Sunwestern Investment Fund II and Sunwestern Cayman 1984 Partners, current or former principal stockholders of the Company, hold certain demand and piggyback registration rights. Such rights were granted to Sunwestern in connection with various prior convertible debt financing transactions. The Company has agreed to indemnify the holders of securities which are so registered against certain liabilities under the Securities Act of 1933. Patrick A. Rivelli, a director of the Company, is an affiliate of Sunwestern Investment Fund II and Sunwestern Cayman 1984 Partners.

     Sears, the Company's principal customer and a principal stockholder, holds certain demand and piggyback registration rights. The Company has agreed to indemnify Sears against certain liabilities in connection with any shares so registered.

     On December 29, 1994, Sears acquired from the Company, in a private transaction, 3,333,333 shares of the Company's newly issued common stock. The stock acquisition was effected pursuant to a stock purchase agreement (the "1994 Agreement"). Consideration for the stock acquisition included: (i) $4.5 million in cash, (ii) execution of a service agreement providing for a 10-year term,
(iii) the transfer of certain assets including furniture, fixtures, leasehold improvements and equipment (valued at approximately $1,223,000), and (iv) the transfer of leasehold interests for two facilities.

     The 1994 Agreement provides Sears with the right to acquire additional shares of capital stock upon the issuance by the Company of additional capital stock (except in certain limited cases) in order to maintain the same proportion of voting power of the Company as it owned prior to the issuance. Under the 1994 Agreement, the Company has agreed to take reasonable steps not inconsistent with applicable law or the fiduciary duties of its directors to cause three nominees of Sears to be included in its authorized slate of nominees at all meetings of stockholders for the election of directors. Pursuant to the 1994 Agreement, three Sears designated directors (Daniel A. Mihalovich, Thomas D. Overton and Stephanie S. Springs) serve on the Company's Board of Directors. The 1994 Agreement also provides that neither Parent nor its affiliates (other than certain permitted affiliates) (collectively the "Sears Group") may acquire, directly or indirectly, without the approval of a majority of the directors of the Company who are not affiliated with Sears, any Voting Securities (as defined in the 1994 Agreement to include Common Stock) of the Company, if the effect of such acquisition would be to increase the aggregate voting power in the election of directors of all Voting Securities then owned by the Sears Group to greater than 64.93% of such total aggregate voting power of all Voting Securities then outstanding; provided that the Sears Group may acquire Voting Securities without regard to the foregoing limitation if a tender offer is made by Sears or any one or more members of the Sears Group to acquire all outstanding Voting Securities not already owned by the Sears Group. Sears is and was, prior to the stock acquisition, the Company's principal service customer.

     Over 90% of the Company's revenues for fiscal 1996 were attributable to services provided to Sears pursuant to two service agreements. The first service agreement, entered into in May 1993, is for a seven year term and covers consumer support, parts support, technical support, database maintenance, home office center support and administrative services. The second service agreement, entered into in December 1994, is for a ten year term and covers parts sales order and repair technician scheduling services. After the lapse of any applicable cure periods, each of the agreements is terminable by either party in the event of non-compliance by the other party with certain provisions relating to performance of services in accordance with specified minimum standards, maintenance of required insurance and fulfillment of indemnity and confidentiality obligations. Each agreement (or, in some cases, only a service provided under such agreement) is also terminable by Sears on 180 days' notice, in certain events as set forth in the respective agreements. In specified situations under the ten year agreement, during the first three years of the term of such agreement, Sears is obligated to assume certain leases and purchase certain assets from the Company, which obligations abate during such three year period.

     The Company has entered into Indemnification Agreements with Charles F. Bayless, and each member of the Special Committee, pursuant to which the Company has agreed to indemnify, and advance expenses to, each such person to the fullest extent permitted by applicable law. Copies of Mr. Bayless' Indemnification

Agreement and the form of Indemnification Agreement with each member of the Special Committee have been filed as Exhibits 15 and 16 respectively to this Statement and are incorporated by reference herein.

     During a telephonic meeting of the Board of Directors of the Company on February 13, 1997, the Board of Directors unanimously approved a resolution to advance expenses incurred by any director in defending litigation relating to Sears' efforts to take the Company private upon receipt of an undertaking by such director to repay such amount if it is ultimately determined that such director is not entitled to indemnification by the Company.

                                                                         ANNEX B

                               February 14, 1997

(302) 984-6003

Special Committee Of
The Board of Directors
MaxServ, Inc.
c/o Bracewell & Patterson, L.L.P.
South Tower Pennzoil Place
711 Louisiana Street, Suite 2900
Houston, Texas 77002-2781

        Re:  Appraisal Proceedings Under
            The Delaware General Corporation Law

Gentlemen:

     You have requested that I briefly outline for you the remedies afforded by the appraisal provisions of the Delaware General Corporation Law, 8 Del. C. sec. 262 (copy attached).

     In general, the appraisal remedy is available to a shareholder of a Delaware corporation who is "cashed-out" in a merger and is not content with the merger consideration. A shareholder who wishes to avail himself of the appraisal remedy must deliver a timely written demand for appraisal of his shares. "Timely" means before the taking of the vote on the merger, or, where no vote of shareholders is required, within 20 days after the mailing of notice by the corporation that the merger has or will become effective. The shareholder who desires to avail himself of the appraisal remedy must not vote in favor of the merger and must not surrender his shares to the corporation or its survivor. The proxy statement or information statement with respect to the merger which is disseminated to stockholders must make full disclosure of the appraisal statute and the steps necessary for a stockholder to avail himself of the statutory remedy. It is important to note that only stockholders of record may perfect and use the statutory provisions. It is therefore extremely important that beneficial owners make certain that their brokers or other record holders follow the statutory requirements.

     Within 120 days after the effective date of the merger, any shareholder who has perfected appraisal rights may file a petition for appraisal in the Delaware Court of Chancery. If no such petition is timely filed, the right of appraisal is terminated and all shares which were the subject of valid demands are remitted to the consideration provided in the merger. If any shareholder files a timely appraisal petition, all shares which were the subject of valid demands are included in the appraisal action. Expenses (including attorneys' and experts' fees) incurred by a shareholder in prosecuting an appraisal action may be charged pro rata by the Court against all shares entitled to appraisal (i.e., all shares with respect to which appraisal rights were perfected and not thereafter withdrawn).

     If an appraisal petition is filed, the Court of Chancery is charged under the statute with determining

        "the fair value [of the shares] exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors"

8 Del. C. sec. 262(g). Although no question of liability is presented in an appraisal action, it is otherwise the same as other civil litigation with the attendant discovery and expense. More frequently than not, an appraisal action becomes a battle of experts.

     The Delaware Supreme Court has held that valuation must include proof by "any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court."

Thus, discounted cash flow and comparable entity analyses are used regularly in determining fair value. Moreover, "elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered." Thus, projections based on a business plan extant on the date of the merger which are not speculative (i.e., are reasonably foreseeable) may be considered by the Court of Chancery in its fair value determination. "[E]lements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation may be considered."

     To summarize, in an appraisal action, the shareholder is entitled to receive the fair value of his proportionate interest in the company as a going concern as of the date of the merger. There is no discount for the fact that the shareholder has only a minority interest or because the shares subject to appraisal were not readily marketable.

     I trust the foregoing is useful in your deliberations. This letter does not purport to be a complete discussion of the appraisal statute or the cases decided thereunder. Obviously, any shareholder(s) desiring to perfect appraisal rights and seek appraisal should consult with legal and financial advisors.

     We hereby consent to your use of this letter (including reproduction thereof) in connection with the Company's SEC Schedule 14D-9.

                                            Very truly yours,

                                            POTTER ANDERSON & CORROON

                                            By:     /s/ ROBERT K. PAYSON
                                              ----------------------------------
                                                       Robert K. Payson

DELAWARE GENERAL CORPORATION LAW, 8 DEC. C. SEC. 262
SEC. 262. APPRAISAL RIGHTS.

     (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to sec. 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of his shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the work "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the worlds "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

     (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to sec.sec. 251, 252, 254, 257, 258, 263 or 264 of this title:

          (1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the holders of the surviving corporation as provided in subsections (b) or (g) of sec. 251 of this title.

          (2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to sec.sec. 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

             a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

             b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on any interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

             c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

             d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

          (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under sec. 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

     (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in Subsections (d) and
(e) of this section, shall apply as nearly as practicable.

     (d) Appraisal rights shall be perfected as follows:

     (1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsections (b) or (c) hereof, that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of his shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of his shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of his shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

     (2) If the merger or consolidation was approved pursuant to sec. 228 or sec. 253 of this title, each constituent corporation, either before the effective date of the merger or consolidation or within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section; provided that, if the notice is given on or after the effective date of the merger or consolidation, such notice shall be given by the surviving or resulting corporation to all such holders of any class or series of stock of a constituent corporation that are entitled to appraisal rights. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within twenty days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given; provided that, if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

     (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw his demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after his written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

     (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

     (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

     (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceeding and may proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted his certificate of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that he is not entitled to appraisal rights under this section.

     (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and in the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

     (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

     (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded his appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of his demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

     (l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

                                                                         ANNEX C

                     [BROADVIEW ASSOCIATES LLC LETTERHEAD]

                               February 17, 1997

                                  CONFIDENTIAL

Special Committee of the Board of Directors
MaxServ, Inc.
8317 Cross Park Dr.,
Austin, TX 78754

Dear Members of the Special Committee:

     We understand that Max Acquisition Delaware Inc. ("Purchaser"), a wholly owned subsidiary of Sears, Roebuck and Co. ("Parent"), has commenced an offer (the "Offer") to acquire all of the outstanding shares of common stock, par value $0.01 per share, of MaxServ, Inc. ("MaxServ" or the "Company"), not owned by Parent (the "Minority Shares"), for $7.00 per share (the "Offer Price"), net to the seller in cash, subject to the terms and conditions set forth in its Offer to Purchase (as defined below). As disclosed in the Offer to Purchase, upon consummation of the Offer, Purchaser and Parent intend to cause the Purchaser to be merged with and into the Company with the Company surviving as a wholly owned subsidiary of Parent. The terms and conditions of the Offer are more fully described in the Offer to Purchase.

     You have requested our opinion as to whether the Offer Price is adequate, from a financial point of view, to MaxServ shareholders other than Parent.

     Broadview Associates LLC focuses on providing merger and acquisition advisory services to information technology ("IT") companies. In this capacity, we are continually engaged in valuing such businesses, and we maintain an extensive database of IT mergers and acquisitions for comparative purposes. We are currently acting as financial advisor to the Special Committee of the Board of Directors of MaxServ (the "Special Committee") and will receive a fee from MaxServ for our services. Such fee is in large part dependent upon consummation of a transaction such as the Offer. We will also receive a fee upon delivery of this opinion.

     In rendering our opinion, we have, among other things:

     (1) reviewed the terms and conditions of the Offer to Purchase and related Letter of Transmittal (together, the "Offer to Purchase") attached as exhibits to the Purchaser's Schedule 14D-1 relating to the Offer filed with the Securities and Exchange Commission on February 4, 1997;

     (2) reviewed the financial statements of MaxServ for its fiscal years ended December 31, 1994, 1995, and 1996 audited and reported on by Price Waterhouse LLP and the unaudited financial statements of MaxServ for the three month periods ended August 31, 1996 and November 30, 1996 included within MaxServ's Forms 10-Q for such periods;

     (3) reviewed internal historical financial and operating data concerning MaxServ prepared and provided to us by MaxServ management;

     (4) discussed with MaxServ management their expectations about the Company's future financial performance and, using their assumptions and projections, constructed forecasts of financial performance based on such assumptions;

     (5) considered the fact that Parent owns 64.4% of the outstanding MaxServ common stock, and accounts for approximately 90% of MaxServ's total current revenue;

     (6) participated in discussions with MaxServ management concerning the operations, business strategy, financial performance and prospects for MaxServ including specific discussions regarding the

        Company's ongoing development of MaxServNet, a comprehensive service-cycle management technology;

     (7) reviewed the reported closing prices and trading activity for MaxServ common stock;

     (8) compared certain aspects of the financial performance of MaxServ with public companies we deemed comparable;

     (9) analyzed available information, both public and private, concerning other transactions we believe to be comparable in whole or in part to the Offer;

     (10) discussed potential acquisition of all or part of the Company by third parties with the Special Committee, the full MaxServ Board of Directors, Parent and interested third parties;

     (11) discussed with Parent management its view of the strategic rationale for the acquisition of the Minority Shares;

     (12) participated in negotiations and discussions prior to commencement of the Offer among MaxServ, the Special Committee and Parent and their financial and legal advisors for a possible negotiated transaction regarding the acquisition by Parent of the Minority Shares; and

     (13) conducted other financial studies, analyses and investigations as we deemed appropriate for purposes of this opinion.

     In rendering our opinion, we have relied, without independent verification, on the accuracy and completeness of all the financial and other information that was publicly available or furnished to us by MaxServ, Purchaser or Parent. With respect to the assumptions of future financial performance which we discussed with MaxServ management, we have assumed that they reflected the best available estimates and good faith judgments of the management of MaxServ as to the future performance of MaxServ. We have also assumed that MaxServ shareholders other than Parent are not compelled to sell their shares and that the shares of MaxServ will continue to trade on NASDAQ or in the over-the-counter market. We have neither made nor obtained an independent appraisal or valuation of any of MaxServ's assets.

     Based upon and subject to the foregoing, we are of the opinion that, from a financial point of view, the Offer Price is inadequate to MaxServ shareholders other than Parent because it is below the range of value at which a willing seller would sell the Minority Shares to a willing buyer when neither is under any compulsion to buy or sell.

     This opinion speaks only as of the date hereof and may be relied upon only by the Special Committee and no other person. This opinion is not intended to be and shall not constitute a recommendation to any shareholder of the Company as to whether to tender shares of Common Stock pursuant to the Offer. This opinion may not be published or referred to, in whole or part, without our prior written permission, which shall not be unreasonably withheld.

                                            Sincerely,

                                            Broadview Associates LLC

                               INDEX TO EXHIBITS

        EXHIBIT
          NO.                                    DESCRIPTION
        -------                                  -----------
            1            -- Excerpts from the Company's Proxy Statement dated
                            September 16, 1996.
            2            -- Letter dated December 4, 1996 to the Board of Directors of the Company from Sears.
            3            -- Press Release dated January 29, 1997.
            4            -- Press Release dated February 18, 1997.
          **5            -- Letter to Shareholders regarding Special Committee's
                            recommendation.
          **6            -- Opinion dated February 17, 1997 of Broadview Associates.
            7            -- Complaint in Gordon v. Bayless, et. al., C.A. No. 15503
                            (Del. Ch. filed January 31, 1997).
           *8            -- Registration Rights Agreement dated as of May 20, 1993, between MaxServ, Inc. and Sears, Roebuck and Co.
           *9            -- Stock Purchase Agreement dated as of December 29, 1994, between MaxServ, Inc. and Sears, Roebuck and Co.
          *10            -- First Amendment to the Registration Rights Agreement
                            dated as of December 29, 1994, between MaxServ, Inc. and
                            Sears, Roebuck and Co.
          *11            -- Employment Agreement between Charles F. Bayless and
                            Primefax, Inc.
          *12            -- Amended Employment Agreement between Charles F. Bayless and MaxServ, Inc.
          *13            -- Employment Agreement between Thomas W. O'Brien and
                            Primefax, Inc.
          *14            -- Amended Employment Agreement between Thomas W. O'Brien
                            and MaxServ, Inc.
          *15            -- Form of Indemnification Agreement between MaxServ, Inc.
                            and Charles F. Bayless.
          *16            -- Form of Indemnification Agreement between MaxServ, Inc.
                            and Charles F. Bayless, Patrick A. Rivelli, Stephen J.
                            Keane and Nathaniel P. Turner.
          *17            -- Parts Service Agreement, dated as of December 29, 1994, between MaxServ, Inc. and Sears, Roebuck and Co.
                            Confidential Treatment has been granted for specific
                            portions of this document.
           18            -- Amendment Agreement (amending the Parts Service
                            Agreement) among MaxServ, Inc. and Sears, Roebuck and
                            Co., dated January 31, 1996. Confidential treatment has
                            been granted for specific portions of this document.
           19            -- Resolution adopted effective December 5, 1996 by
                            unanimous consent of the Board of Directors of the
                            Company, establishing the Special Committee.
           20            -- Resolutions adopted at the February 13, 1997 meeting of the Board of Directors of the Company, expanding the
                            authority of the Special Committee.

---------------

 * Filed in paper format under Form SE.

** Included in copy mailed to shareholders.